UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August 1, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.

Enclosures: Trading statement for the financial year ended 30 June
2013

Sasol Limited - Trading statement for the financial year ended 30
June 2013
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol")

Trading statement for the financial year ended 30 June 2013 - Sasol's headline earnings per share (HEPS) for the financial year ended 30 June 2013 are expected to increase by between 20% and 30%, and earnings per share (EPS) for the financial year ended
30 June 2013 are expected to increase by between 7% and 17%, compared to the previous financial year.

The strong financial results, underpinned by higher than anticipated Sasol Synfuels' production volumes, were affected by an impairment in respect of our Sasol Wax business related to the Fischer-Tropsch wax expansion project (FTWEP) that is currently under construction, as well as an impairment related to the pending disposal of our share in Arya Sasol Polymer Company
(ASPC).

In the update from the chief financial officer released on 7 June 2013, we stated that we remained confident that, based on our production guidance and macroeconomic indicators, we would deliver solid operational performance and earnings for the 2013 financial year compared to the previous financial year, excluding major once-off items. At the time, the currency and commodity price volatility to which our earnings are particularly sensitive, as well as any adjustments arising from our financial year end closure process, and specifically in regard to ASPC and FTWEP, made it difficult to be more precise in our profit outlook statement.

Sasol's profitability for the financial year ended 30 June 2013 compared to the previous financial year benefited from the improved production performance of its foundation businesses, with Sasol Synfuels' production volumes increasing by 4% to 7,443 million tons compared to the previous financial year, as well as the effect of a 14% weakening of the average rand/US dollar exchange rate during the year. This has been partially offset by a 3% lower average Brent crude oil price for the year, depressed chemical prices and continued lower demand at our chemical businesses. In addition, cost inflation was compounded by a weaker rand and higher labour and maintenance costs.

We previously indicated that there was a risk of a potential impairment of the FTWEP due to the volatile macroeconomic environment and increased costs relating primarily to construction delays and poor labour productivity. After a robust reassessment of the project economics, FTWEP was impaired by approximately R1,5 billion net of tax at 30 June 2013. All efforts are being made to monitor and mitigate the risks identified on the project and to improve the economics thereof.

We continue to progress towards concluding the disposal of our share in ASPC. The investment's fair value was further written down by approximately R1,6 billion net of tax at 30 June 2013, in addition to the impairment of R1 974 million net of tax previously recognised at 31 December 2012, reducing the carrying value of the investment over the financial year by R3,6 billion to R2,3 billion. This is based on our assessment of the fair value of the asset as well as the accounting requirement to recognise operating profits of approximately R1,6 billion for the second half of the 2013 financial year which might not be recovered through the disposal process. Estimates at 30 June 2013 indicate that additional write offs of approximately
US$100 million may still be required at the date of disposal relating to the foreign currency translation reserve as a result of a deteriorating Iranian environment and further operating profits which might not be recovered through the disposal. Despite a solid operational performance by ASPC, results for the current financial year have been negatively impacted by the devaluation of the Iranian currency which resulted in translation losses of approximately R2,0 billion being recognised.

Sasol remains a strong cash generator and maintains its low gearing and solid financial position. We continue to focus on those factors within our control including cost containment, operational efficiencies, margin improvements and improved project execution. Sasol has launched a project to sustainably reduce its cost base in the future. Further details of this cost reduction project will be shared at Sasol's next financial results announcement.

Our results may be further affected by any adjustments resulting from our year end closure process. This may result in a change in the estimated earnings.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company's external auditors.

Sasol's financial results for the year ended 30 June 2013 will be announced on Monday, 9 September 2013.

1 August 2013

Sponsor: Deutsche Securities (SA) Proprietary Limited


Forward-looking statements - disclaimer:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 12 October 2012 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.












SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date August 1, 2013			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary